UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13E-3

RULE 13E-3 TRANSACTION STATEMENT

(Pursuant to Section 13(e) of the Securities Exchange Act of 1934)

7 Days Group Holdings Limited

(Name of Issuer)

7 Days Group Holdings Limited

Keystone Lodging Holdings Limited

Keystone Lodging Company Limited

Keystone Lodging Acquisition Limited

Boquan He

Nanyan Zheng

Prototal Enterprises Limited

Fortune News International Limited

Keystone Asia Holdings Limited

Carlyle Asia Partners III, L.P.

SCC Growth 2010-Peak Holdco, Ltd.

Sequoia Capital China Growth 2010 Fund, L.P.

Sequoia Capital China Growth 2010 Partners Fund, L.P.

Sequoia Capital China Growth 2010 Principals Fund, L.P.

Happy Travel Limited

Actis LLP

(Name of Persons Filing Statement)

Ordinary Shares, par value $0.125 per share

American Depositary Shares, each representing three Ordinary Shares

(Title of Class of Securities)

81783J101 1

(CUSIP Number of Class of Securities)

[1]	This CUSIP number applies to the Issuer’s American Depositary Shares, each of which represents three Ordinary Shares. No CUSIP has been assigned to the Ordinary Shares.

Haibing Wu, Chief Financial Officer

7 Days Group Holdings Limited
5C-11 Creative Industry Zone, 397 Xin Gang Zhong Road
Guangzhou, Guangdong 510310
The People’s Republic of China

Facsimile: +86-20-8922-6707

Boquan He

Prototal Enterprises Limited

Floor 32, Metro Plaza

183-187, Tianhe Road North

Guangzhou, Guangdong 510620

The People's Republic of China

Tel: +86 20 8755 3248

Nanyan Zheng

Fortune News International Limited

c/o 7 Days Group Holdings Limited

5C-11 Creative Industry Zone, 397 Xin Gang Zhong Road
Guangzhou, Guangdong 510310
The People’s Republic of China

Tel: +86 20 8399 5777

Keystone Asia Holdings Limited

Carlyle Asia Partners III, L.P.

Suite 2801, Level 28 Two Pacific Place

88 Queensway, Hong Kong

Tel: +852 2878 7000

SCC Growth 2010-Peak Holdco, Ltd.

Sequoia Capital China Growth 2010 Fund, L.P.

Sequoia Capital China Growth 2010 Partners Fund, L.P.

Sequoia Capital China Growth 2010 Principals Fund, L.P.

Suite 2215, 22/F Two Pacific Place

88 Queensway, Hong Kong

Tel: +852 2501 8989

Happy Travel Limited

Actis LLP

2 More London Riverside

London UK SE1 2JT

Tel: +44 20 7234 5000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Persons Filing Statement)

with copies to:

Baker &McKenzie 23rd Floor, One Pacific Place, 88 Queensway Hong Kong Attention: Brian Spires Facsimile: +852 2845 0476	Skadden, Arps, Slate, Meagher & Flom LLP 30th Floor, China World Office 2 1 Jianguomenwai Avenue Beijing 100004, PRC Attention: Peter Huang / Daniel Dusek Facsimile: +86 (10) 6535 5577

Latham & Watkins LLP 18th Floor, One Exchange Square 8 Connaught Place Central, Hong Kong Attention: Timothy M. Gardner / Karen M. Yan Facsimile: +852 2912 2600 / +86 21 6101 6001	O’Melveny & Myers LLP 37th Floor, Plaza 66, 1266 Nanjing Road West Shanghai, 200040 People’s Republic of China Attention: Kurt Berney Facsimile: +86 (21) 2307 7300

This statement is filed in connection with (check the appropriate box):

a.	☐	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.
b.	☐	The filing of a registration statement under the Securities Act of 1933.
c.	☐	A tender offer.
d.	☑	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☑

Check the following box if the filing is a final amendment reporting the results of the transaction: ☐

CALCULATION OF FILING FEE

TRANSACTION VALUATION*	AMOUNT OF FILING FEE**
$364,737,928	$49,750

*	Calculated solely for the purpose of determining the filing fee in accordance with Rule 0-11(b)(1) under the Securities Exchange Act of 1934, as amended. The filing fee is calculated based on the sum of (A) the aggregate cash payment for the proposed per share cash payment of $4.60 for 73,643,478 outstanding ordinary shares (including shares represented by the American depositary shares) of the issuer subject to the transaction, (B) the product of 10,106,709 ordinary shares issuable under all the Company's vested options to purchase ordinary shares multiplied by $2.39 per share (which is the difference between $4.60 per share merger consideration and the weighted average exercise price of approximately $2.21 per share), and (C) the product of 1,668,504 ordinary shares issuable under all the Company's unvested options to purchase ordinary shares that will vest within one year after the completion of the transaction multiplied by $1.09 per share (which is the difference between $4.60 per share merger consideration and the weighted average exercise price of approximately $3.51 per share).
**	The amount of the filing fee, calculated in accordance with Exchange Act Rule 0-11(b)(1) and the Securities and Exchange Commission Fee Rate Advisory #1 for Fiscal Year 2013 was calculated by multiplying the transaction value by 0.0001364.
☐	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:

Form or Registration No.:

Filing Party:

Date Filed:

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INTRODUCTORY STATEMENT

This Rule 13e-3 transaction statement on Schedule 13E-3, together with the exhibits hereto (this "Transaction Statement"), is being filed with the Securities and Exchange Commission (the "SEC") pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), jointly by the following persons (each, a "Filing Person," and collectively, the "Filing Persons"): (a) 7 Days Group Holdings Limited, a Cayman Islands company (the "Company"), the issuer of the ordinary shares, par value $0.125 per share (each, a "Share" and collectively, the "Shares"), including the Shares represented by the American depositary shares ("ADSs"), each representing three Shares, that is subject to the transaction pursuant to Rule 13e-3 under the Exchange Act; (b) Keystone Lodging Holdings Limited ("Holdco"), an exempted company with limited liability incorporated in the Cayman Islands; (c) Keystone Lodging Company Limited ("Parent"), an exempted company with limited liability incorporated in the Cayman Islands; (d) Keystone Lodging Acquisition Limited ("Merger Sub"), an exempted company with limited liability incorporated in the Cayman Islands; (e) Mr. Boquan He, one of the founders and the co-chairman of the board of directors of the Company; (f) Mr. Nanyan Zheng, one of the founders and the co-chairman of the board of directors of the Company; (g) Prototal Enterprises Limited, a company incorporated in the British Virgin Islands; (h) Fortune News International Limited, a company incorporated in the British Virgin Islands; (i) Keystone Asia Holdings Limited, an exempted company with limited liability incorporated in the Cayman Islands; (j) Carlyle Asia Partners III, L.P., a Cayman Islands limited partnership ("Carlyle Asia Partners", and, together with Keystone Asia Holdings Limited, the "Carlyle Filing Persons"); (k) SCC Growth 2010-Peak Holdco, Ltd., an exempted company with limited liability incorporated in the Cayman Islands ("SC Holdings"); (l) Sequoia Capital China Growth 2010 Fund, L.P., a Cayman Islands limited partnership ("SCCG 2010 Fund"); (m) Sequoia Capital China Growth 2010 Partners Fund, L.P., a Cayman Islands limited partnership ("SCCG 2010 Partners Fund"); (n) Sequoia Capital China Growth 2010 Principals Fund, L.P., a Cayman Islands limited partnership; ("SCCG 2010 Principals Fund" and, together with SC Holdings, SCCG 2010 Fund and SCCG 2010 Partners Fund, the "Sequoia Filing Persons"); (o) Happy Travel Limited, a company incorporated in Mauritius ("Happy Travel") and (p) Actis LLP, an English limited liability partnership ("Actis" and, together with Happy Travel, the "Actis Filing Persons").

This Transaction Statement relates to the agreement and plan of merger dated as of February 28, 2013 (the "Merger Agreement"), by and among the Company, Holdco, Parent and Merger Sub, which includes a plan of merger required to be filed with the Registrar of Companies of the Cayman Islands, substantially in the form attached as Annex A to the Merger Agreement (the "plan of merger"), providing for the merger of Merger Sub with and into the Company (the "Merger"), with the Company continuing as the surviving corporation after the Merger as a wholly owned subsidiary of Parent.

Under the terms of the Merger Agreement, at the effective time of the Merger, except as described below, holders of the Shares, including Shares represented by ADSs, will have the right to receive $4.60 per Share or $13.80 per ADS, in each case in cash without interest and net of any applicable withholding taxes. The following Shares (including Shares represented by ADSs) will not be converted into the right to receive the consideration described in the immediately preceding sentence: (a) certain Shares (including Shares represented by ADSs) beneficially owned by the Filing Persons and certain other existing shareholders who are rolling over some or all of their stake in the Company and Shares (including ADSs corresponding to such Shares) held by the depositary of the Company’s ADS program and reserved for issuance and allocation pursuant to the Company’s share incentive plan (collectively, the "Excluded Shares"), all of which will be cancelled at the effective time of the Merger for no consideration, and (b) Shares beneficially owned by shareholders who have validly exercised and have not effectively withdrawn or lost their dissenters’ rights pursuant to Section 238 of the Cayman Islands Companies Law (the "Dissenting Shares"), which will be cancelled at the effective time of the merger for the right to receive the fair value of such Shares as determined in accordance with the provisions of the Cayman Islands Companies Law.

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At the effective time of the Merger, (i) each vested option to purchase Shares and (ii) each unvested option to purchase Shares that will vest within one year after the effective time, in each case, granted pursuant to the Company’s 2007 Employee Share Incentive Plan (and all amendments and modifications thereto) will be cancelled and each former holder of such option will be paid by the surviving corporation or one of its subsidiaries, as soon as practicable (and in any event no more than five business days) after the effective time, a cash amount equal to the product of (i) the amount by which US$4.60 exceeds the exercise price per Share of such option and (ii) the number of Shares underlying such option, without interest and net of any applicable withholding taxes. If the exercise price per Share of any such option is equal to or greater than US$4.60, such option will be cancelled without any payment therefor. Each unvested option to purchase Shares that will not vest within one year after the effective time granted pursuant to the Company’s 2007 Employee Share Incentive Plan (and all amendments and modifications thereto) will be cancelled and, as soon as practicable (and in any event no more than five business days) after the effective time, converted into an option to purchase the same number of ordinary shares of Holdco as the number of Shares underlying such option with the same vesting schedule, exercise price and other key terms as those of such option. Within one month after the vesting of such option, the holder of such option may elect to receive a cash settlement as soon as practicable, without interest and net of any applicable withholding taxes, from Holdco, or at the direction of Holdco, any affiliate of Holdco, in an amount equal to the product of (i) the amount by which US$4.60 exceeds the exercise price per Share of such option and (ii) the number of ordinary shares of Holdco underlying such option.

The Merger remains subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement, including obtaining the approval and authorization of the shareholders of the Company by a special resolution passed by the affirmative vote of the shareholders representing two-thirds or more of the Shares present and voting in person or by proxy as a single class at the extraordinary general meeting of shareholders of the Company held in accordance with its memorandum and articles of association.

The Company will make available to its shareholders a proxy statement (the "Proxy Statement," a copy of which is attached as Exhibit (a)(1) hereto), relating to the extraordinary general meeting of shareholders of the Company, at which the shareholders of the Company will consider and vote upon, among other proposals, a proposal to approve and authorize the Merger Agreement, the plan of merger and the transactions contemplated thereby, including the Merger. As of the date hereof, the Proxy Statement is in preliminary form and is subject to completion.

The cross-references below are being supplied pursuant to General Instruction G to Schedule 13E-3 and show the location in the Proxy Statement (or such other document incorporated herein by reference) of the information required to be included in response to the items of Schedule 13E-3. Pursuant to General Instruction F to Schedule 13E-3, the information contained in the Proxy Statement, including all annexes thereto, is incorporated in its entirety herein by this reference, and the responses to each item in this Transaction Statement are qualified in their entirety by the information contained in the Proxy Statement and the annexes thereto. Capitalized terms used but not defined in this Transaction Statement shall have the meanings given to them in the Proxy Statement.

All information contained in this Transaction Statement concerning each Filing Person has been supplied by such Filing Person. No Filing Person, including the Company, has supplied any information with respect to any other Filing Person.

The filing of this Transaction Statement shall not be construed as an admission by any of the Filing Persons or by any affiliate of a Filing Person, that the Company is "controlled" by any other Filing Person or that any Filing Person is an "affiliate" of the Company within the meaning of Rule 13e-3 under Section 13(e) of the Exchange Act.

ITEM 1. Summary Term Sheet

The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	"Summary Term Sheet"

•	"Questions and Answers about the Extraordinary General Meeting and the Merger"

ITEM 2. Subject Company Information

(a) Name and Address. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

•	"Summary Term Sheet—The Parties Involved in the Merger"

(b) Securities. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	"Questions and Answers about the Extraordinary General Meeting and the Merger"

•	"The Extraordinary General Meeting - Record Date; Shares and ADSs Entitled to Vote"

•	"Security Ownership of Certain Beneficial Owners and Management of the Company"

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(c) Trading Market and Price. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

•	"Market Price of the ADSs, Dividends and Other Matters"

(d) Dividends. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

•	"Market Price of the ADSs, Dividends and Other Matters"

(e) Prior Public Offerings. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

•	"Transactions in the Shares and ADSs"

(f) Prior Stock Purchases. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

•	"Transactions in the Shares and ADSs"

ITEM 3. Identity and Background of Filing Persons

(a) Name and Address. 7 Days Group Holdings Limited is the subject company. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	"Summary Term Sheet—The Parties Involved in the Merger"

•	"Annex D—Directors and Executive Officers of Each Filing Person"

(b) Business and Background of Entities. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	"Summary Term Sheet—The Parties Involved in the Merger"

•	"Annex D—Directors and Executive Officers of Each Filing Person"

(c) Business and Background of Natural Persons. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	"Summary Term Sheet—The Parties Involved in the Merger"

•	"Annex D—Directors and Executive Officers of Each Filing Person"

ITEM 4. Terms of the Transaction

(a)-(1) Material Terms—Tender Offers. Not applicable.

(a)-(2) Material Terms—Merger or Similar Transactions. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	"Summary Term Sheet"

•	"Questions and Answers about the Extraordinary General Meeting and the Merger"

•	"Special Factors"

•	"The Extraordinary General Meeting"

•	"The Merger Agreement"

•	"Special Factors—Certain Material U.S. Federal Income Tax Consequences"

•	"Annex A—Agreement and Plan of Merger"

(c) Different Terms. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	"Summary Term Sheet—Interests of Certain Persons in the Merger"

•	"Special Factors—Effects of the Merger on the Company"

•	"Special Factors—Interests of Certain Persons in the Merger"

•	"The Extraordinary General Meeting—Proposals to Be Considered at the Extraordinary General Meeting"

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•	"The Merger Agreement"

•	"Annex A—Agreement and Plan of Merger"

(d) Appraisal Rights. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	"Summary Term Sheet—Dissenters’ Rights of Shareholders and ADS Holders"

•	"Questions and Answers about the Extraordinary General Meeting and the Merger"

•	"Dissenters’ Rights"

•	"Annex C—Cayman Islands Companies Law (2012 Revision) – Section 238"

(e) Provisions for Unaffiliated Security Holders. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

•	"Provisions for Unaffiliated Security Holders"

(f) Eligibility of Listing or Trading. Not applicable.

ITEM 5. Past Contacts, Transactions, Negotiations and Agreements

(a) Transactions. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	"Special Factors—Related Party Transactions"

•	"Transactions in the Shares and ADSs"

(b) Significant Corporate Events. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	"Special Factors—Background of the Merger"

•	"Special Factors—Reasons for the Merger and Recommendation of Our Board of Directors"

•	"Special Factors—Purpose of and Reasons for the Merger"

•	"Special Factors—Interests of Certain Persons in the Merger"

•	"The Merger Agreement"

•	"Annex A—Agreement and Plan of Merger"

(c) Negotiations or Contacts. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	"Special Factors—Background of the Merger"

•	"Special Factors—Interests of Certain Persons in the Merger"

•	"The Merger Agreement"

•	"Annex A—Agreement and Plan of Merger"

(e) Agreements Involving the Subject Company’s Securities. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	"Summary Term Sheet—Plans for the Company after the Merger"

•	"Summary Term Sheet—Financing of the Merger"

•	"Summary Term Sheet—Share Ownership of the Company Directors and Officers and Voting Commitments"

•	"Special Factors—Background of the Merger"

•	"Special Factors—Plans for the Company after the Merger"

•	"Special Factors—Financing"

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•	"Special Factors—Interests of Certain Persons in the Merger"

•	"Special Factors—Voting by the Rollover Shareholders at the Extraordinary General Meeting"

•	"The Merger Agreement"

•	"Transactions in the Shares and ADSs"

•	"Annex A—Agreement and Plan of Merger"

ITEM 6. Purposes of the Transaction and Plans or Proposals

(b) Use of Securities Acquired. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	"Summary Term Sheet"

•	"Questions and Answers about the Extraordinary General Meeting and the Merger"

•	"Special Factors—Purpose of and Reasons for the Merger"

•	"Special Factors—Effects of the Merger on the Company"

•	"The Merger Agreement"

•	"Annex A—Agreement and Plan of Merger"

(c)(1)-(8) Plans. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	"Summary Term Sheet—The Merger"

•	"Summary Term Sheet—Purpose and Effects of the Merger"

•	"Summary Term Sheet—Plans for the Company after the Merger"

•	"Summary Term Sheet—Financing of the Merger"

•	"Summary Term Sheet—Interests of Certain Persons in the Merger"

•	"Special Factors—Background of the Merger"

•	"Special Factors—Reasons for the Merger and Recommendation of Our Board of Directors"

•	"Special Factors—Purpose of and Reasons for the Merger"

•	"Special Factors—Effects of the Merger on the Company"

•	"Special Factors—Plans for the Company after the Merger"

•	"Special Factors—Financing"

•	"Special Factors—Interests of Certain Persons in the Merger"

•	"The Merger Agreement"

•	"Annex A—Agreement and Plan of Merger"

ITEM 7. Purposes, Alternatives, Reasons and Effects

(a) Purposes. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	"Summary Term Sheet—Purpose and Effects of the Merger"

•	"Summary Term Sheet—Plans for the Company after the Merger"

•	"Special Factors—Reasons for the Merger and Recommendation of Our Board of Directors"

•	"Special Factors—Purpose of and Reasons for the Merger"

(b) Alternatives. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	"Special Factors—Background of the Merger"

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•	"Special Factors—Reasons for the Merger and Recommendation of Our Board of Directors"

•	"Special Factors—Position of the Consortium as to the Fairness of the Merger"

•	"Special Factors—Purpose of and Reasons for the Merger"

•	"Special Factors—Alternatives to the Merger"

•	"Special Factors—Effects on the Company if the Merger is not Completed"

(c) Reasons. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	"Summary Term Sheet—Purpose and Effects of the Merger"

•	"Special Factors—Background of the Merger"

•	"Special Factors—Reasons for the Merger and Recommendation of Our Board of Directors"

•	"Special Factors—Position of the Consortium as to the Fairness of the Merger"

•	"Special Factors—Purpose of and Reasons for the Merger"

•	"Special Factors—Effects of the Merger on the Company"

(d) Effects. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	"Summary Term Sheet—Purpose and Effects of the Merger"

•	"Special Factors—Background of the Merger"

•	"Special Factors—Reasons for the Merger and Recommendation of Our Board of Directors"

•	"Special Factors—Effects of the Merger on the Company"

•	"Special Factors—Plans for the Company after the Merger"

•	"Special Factors—Effects on the Company if the Merger is not Completed"

•	"Special Factors—Interests of Certain Persons in the Merger"

•	"Special Factors—Certain Material U.S. Federal Income Tax Consequences"

•	"Special Factors—Certain Material PRC Income Tax Consequences"

•	"Special Factors—Certain Material Cayman Islands Tax Consequences"

•	"The Merger Agreement"

•	"Annex A—Agreement and Plan of Merger"

ITEM 8. Fairness of the Transaction

(a)-(b) Fairness; Factors Considered in Determining Fairness. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	"Summary Term Sheet—Recommendation of the Board of Directors"

•	"Summary Term Sheet— Position of the Consortium as to the Fairness of the Merger"

•	"Summary Term Sheet—Share Ownership of the Company Directors and Officers and Voting Commitments"

•	"Summary Term Sheet—Opinion of the Special Committee's Financial Advisor"

•	"Summary Term Sheet—Interests of Certain Persons in the Merger"

•	"Special Factors—Background of the Merger"

•	"Special Factors—Reasons for the Merger and Recommendation of Our Board of Directors"

•	"Special Factors—Position of the Consortium as to the Fairness of the Merger"

•	"Special Factors—Opinion of the Special Committee’s Financial Advisor"

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•	"Special Factors—Interests of Certain Persons in the Merger"

•	"Annex B—Opinion of J.P. Morgan as the Special Committee’s Financial Advisor"

(c) Approval of Security Holders. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	"Summary Term Sheet—Shareholder Vote Required to Approve and Authorize the Merger Agreement, the Cayman Islands Plan of Merger and the Transactions Contemplated by the Merger Agreement, including the Merger"

•	"Questions and Answers about the Extraordinary General Meeting and the Merger"

•	"Special Factors—Voting by the Rollover Shareholders at the Extraordinary General Meeting"

•	"The Extraordinary General Meeting—Vote Required"

(d) Unaffiliated Representative. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	"Special Factors—Background of the Merger"

•	"Special Factors—Reasons for the Merger and Recommendation of Our Board of Directors"

•	"Special Factors—Opinion of the Special Committee’s Financial Advisor"

•	"Annex B—Opinion of J.P. Morgan as the Special Committee’s Financial Advisor"

(e) Approval of Directors. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	"Summary Term Sheet—Recommendation of the Board of Directors"

•	"Special Factors—Background of the Merger"

•	"Special Factors—Reasons for the Merger and Recommendation of Our Board of Directors"

(f) Other Offers. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	"Special Factors—Background of the Merger"

•	"Special Factors—Reasons for the Merger and Recommendation of Our Board of Directors"

ITEM 9. Reports, Opinions, Appraisals and Negotiations

(a) Report, Opinion or Appraisal. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	"Summary Term Sheet—Opinion of the Special Committee's Financial Advisor"

•	"Special Factors—Background of the Merger"

•	"Special Factors—Opinion of the Special Committee’s Financial Advisor"

•	"Annex B—Opinion of J.P. Morgan as the Special Committee’s Financial Advisor"

(b) Preparer and Summary of the Report, Opinion or Appraisal. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	"Summary Term Sheet—Opinion of the Special Committee's Financial Advisor"

•	"Special Factors— Opinion of the Special Committee’s Financial Advisor"

•	"Annex B— Opinion of J.P. Morgan as the Special Committee’s Financial Advisor"

(c) Availability of Documents. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

•	"Where You Can Find More Information"

The reports, opinions or appraisals referenced in this Item 9 will be made available for inspection and copying at the principal executive offices of the Company during its regular business hours by any interested holder of the Shares and ADSs or his, her or its representative who has been so designated in writing.

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ITEM 10. Source and Amounts of Funds or Other Consideration

(a) Source of Funds. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	"Summary Term Sheet—Financing of the Merger"

•	"Special Factors—Financing"

•	"The Merger Agreement"

•	"Annex A—Agreement and Plan of Merger"

(b) Conditions. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	"Summary Term Sheet—Financing of the Merger"

•	"Special Factors—Financing"

(c) Expenses. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

•	"Special Factors—Fees and Expenses"

(d) Borrowed Funds. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	"Summary Term Sheet—Financing of the Merger"

•	"Special Factors—Financing"

ITEM 11. Interest in Securities of the Subject Company

(a) Securities Ownership. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	"Summary Term Sheet—Share Ownership of the Company Directors and Officers and Voting Commitments"

•	"Special Factors—Interests of Certain Persons in the Merger"

•	"Security Ownership of Certain Beneficial Owners and Management of the Company"

(b) Securities Transactions. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

•	"Transactions in the Shares and ADSs"

ITEM 12. The Solicitation or Recommendation

(d) Intent to Tender or Vote in a Going-Private Transaction. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	"Summary Term Sheet—Share Ownership of the Company Directors and Officers and Voting Commitments"

•	"Questions and Answers about the Extraordinary General Meeting and the Merger"

•	"Special Factors—Voting by the Rollover Shareholders at the Extraordinary General Meeting"

•	"The Extraordinary General Meeting—Vote Required"

•	"Security Ownership of Certain Beneficial Owners and Management of the Company"

(e) Recommendations of Others. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	"Summary Term Sheet—Recommendations of the Board of Directors"

•	"Summary Term Sheet—Position of the Consortium as to the Fairness of the Merger"

•	"Summary Term Sheet—Share Ownership of the Company Directors and Officers and Voting Commitments"

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•	"Special Factors—Reasons for the Merger and Recommendation of Our Board of Directors"

•	"Special Factors—Position of the Consortium as to the Fairness of the Merger"

•	"The Extraordinary General Meeting—Our Board’s Recommendation"

ITEM 13. Financial Statements

(a) Financial Information. The audited financial statements of the Company for the two years ended December 31, 2010 and 2011 are incorporated herein by reference to the Company’s Form 20-F for the year ended December 31, 2011, filed with the SEC on April 26, 2012 (see page F-1 and following pages).

The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	"Financial Information"

•	"Where You Can Find More Information"

(b) Pro Forma Information. Not applicable.

ITEM 14. Persons/Assets, Retained, Employed, Compensated or Used

(a) Solicitations or Recommendations. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

•	"The Extraordinary General Meeting—Solicitation of Proxies"

(b) Employees and Corporate Assets. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	"Summary Term Sheet—The Parties Involved in the Merger"

•	"Special Factors—Interests of Certain Persons in the Merger"

•	"Annex D—Directors and Executive Officers of Each Filing Person"

ITEM 15. Additional Information

(b) Other Material Information. The information contained in the Proxy Statement, including all annexes thereto, is incorporated herein by reference.

ITEM 16.	Exhibits

(a)-(1)	Proxy Statement of the Company dated ___, 2013 (the "Proxy Statement").

(a)-(2)	Notice of Extraordinary General Meeting of Shareholders of the Company, incorporated herein by reference to the Proxy Statement.

(a)-(3)	Depositary’s Notice, incorporated herein by reference to the Proxy Statement.

(a)-(4)	Proxy Card, incorporated herein by reference to the Proxy Statement.

(a)-(5)	ADS Voting Instruction Card, incorporated herein by reference to the Proxy Statement.

(a)-(6)	Press Release issued by the Company, dated February 28, 2013, incorporated herein by reference to Exhibit 99.1 to the Report on Form 6-K furnished by the Company to the SEC on February 28, 2013.

(b)-(1)	Debt Commitment Letter, dated February 8, 2013, by and among Merger Sub, Cathay United Bank, Chinatrust Commercial Bank Co., Ltd., Nomura International (Hong Kong) Limited, Ta Chong Bank, Ltd. and Taipei Fubon Commercial Bank Co., Ltd., as mandated lead arrangers, Cathay United Bank, Chinatrust Commercial Bank Co., Ltd., Nomura Special Investments Singapore Pte. Ltd., Ta Chong Bank, Ltd. and Taipei Fubon Commercial Bank Co., Ltd., Offshore Banking Branch, as underwriters, Taipei Fubon Commercial Bank Co., Ltd. as agent and Cathay United Bank as security agent, incorporated herein by reference to Exhibit 3 to Schedule 13D filed with the SEC on March 4, 2013.

(c)-(1)	Opinion of J.P. Morgan Securities (Asia Pacific) Limited, dated February 28, 2013, incorporated herein by reference to Annex B to the Proxy Statement.

(c)-(2)	Discussion Materials prepared by J.P. Morgan Securities (Asia Pacific) Limited for discussion with the special committee of the board of directors of the Company, dated February 28, 2013.

11

(d)-(1)	Agreement and Plan of Merger dated as February 28, 2013, by and among the Company, Holdco, Parent and Merger Sub incorporated herein by reference to Annex A to the Proxy Statement.

(d)-(2)	Equity Commitment Letter, dated February 28, 2013, by Actis Fund 3 Co-Investment Pool LP, Actis Emerging Markets 3 LP, Actis Emerging Markets 3 "A" LP, Actis Emerging Markets 3 "C" LP, Actis China 3 LP, Actis China 3 "A" LP and Actis China 3 "S" LP in favor of Keystone Lodging Holdings Limited, incorporated herein by reference to Exhibit 4 to Schedule 13D filed with the SEC on March 4, 2013.

(d)-(3)	Equity Commitment Letter, dated February 28, 2013, by Boquan He in favor of Keystone Lodging Holdings Limited, incorporated herein by reference to Exhibit 5 to Schedule 13D filed with the SEC on March 4, 2013.

(d)-(4)	Equity Commitment Letter, dated February 28, 2013, by Carlyle Asia Partners III, L.P. in favor of Keystone Lodging Holdings Limited.

(d)-(5)	Equity Commitment Letter, dated February 28, 2013, by Sequoia Capital China Growth 2010 Fund, L.P., Sequoia Capital China Growth 2010 Partners Fund, L.P. and Sequoia Capital China Growth 2010 Principals Fund, L.P. in favor of Keystone Lodging Holdings Limited.

(d)-(6)	Support Agreement, dated February 28, 2013, by and among Holdco, Parent, Nanyan Zheng, Fortune News International Limited, Prototal Enterprises Limited, Happy Travel Limited, Chien Lee, Smartech Resources Limited and Minjian Shi, incorporated herein by reference to Exhibit 6 to Schedule 13D filed with the SEC on March 4, 2013.

(d)-(7)	Interim Investors Agreement, dated February 28, 2013, by and among Happy Travel Limited, Keystone Asia Holdings Limited, SCC Growth 2010-Peak Holdco, Ltd., Nanyan Zheng, Fortune News International Limited, Boquan He, Prototal Enterprises Limited, Chien Lee, Smartech Resources Limited, Minjian Shi, Holdco, Parent and Merger Sub, incorporated herein by reference to Exhibit 7 to Schedule 13D filed with the SEC on March 4, 2013.

(d)-(8)	Limited Guaranty, dated February 28, 2013, from Boquan He in favor of the Company, incorporated herein by reference to Exhibit 8 to Schedule 13D filed with the SEC on March 4, 2013.

(d)-(9)	Limited Guaranty, dated February 28, 2013, from Nanyan Zheng in favor of the Company, incorporated herein by reference to Exhibit 9 to Schedule 13D filed with the SEC on March 4, 2013.

(d)-(10)	Limited Guaranty, dated February 28, 2013, from each of Actis Fund 3 Co-Investment Pool LP, Actis Emerging Markets 3 LP, Actis Emerging Markets 3 "A" LP, Actis Emerging Markets 3 "C" LP, Actis China 3 LP, Actis China 3 "A" LP and Actis China 3 "S" LP in favor of the Company, incorporated herein by reference to Exhibit 10 to Schedule 13D filed with the SEC on March 4, 2013.

(d)-(11)	Limited Guaranty, dated February 28, 2013, from Carlyle Asia Partners III, L.P. in favor of the Company.

(d)-(12)	Limited Guaranty, dated February 28, 2013, from each of Sequoia Capital China Growth 2010 Fund, L.P., Sequoia Capital China Growth 2010 Partners Fund, L.P. and Sequoia Capital China Growth 2010 Principals Fund, L.P. in favor of the Company.

(f)-(1)	Dissenters’ Rights, incorporated herein by reference to the section entitled "Dissenters’ Rights" in the Proxy Statement.

(f)-(2)	Section 238 of the Cayman Islands Companies Law (2012 Revision), incorporated herein by reference to Annex C to the Proxy Statement.

(g)	Not applicable.

12

SIGNATURE

After due inquiry and to the best of my knowledge and belief, the undersigned hereby certify that the information set forth in this statement is true, complete and correct.

Dated: March 29, 2013

7 Days Group Holdings Limited

By:	/s/ Haibing Wu
	Name:	Haibing Wu
	Title:	Chief Financial Officer

Keystone Lodging Holdings Limited

By:	/s/ Thomas Mayrhofer
	Name:	Thomas Mayrhofer
	Title:	Director

Keystone Lodging Company Limited

By:	/s/ Thomas Mayrhofer
	Name:	Thomas Mayrhofer
	Title:	Director

Keystone Lodging Acquisition Limited

By:	/s/ Thomas Mayrhofer
	Name:	Thomas Mayrhofer
	Title:	Director

Boquan He

By:	/s/ Boquan He
	Name:	Boquan He

Nanyan Zheng

By:	/s/ Nanyan Zheng
	Name:	Nanyan Zheng

Prototal Enterprises Limited

By:	/s/ Boquan He
	Name:	Boquan He
	Title:	Director

Fortune News International Limited

By:	/s/ Nanyan Zheng
	Name:	Nanyan Zheng
	Title:	Director

Keystone Asia Holdings Limited

By:	/s/ Thomas Mayrhofer
	Name:	Thomas Mayrhofer
	Title:	Director

Carlyle Asia Partners III, L.P.

By:	/s/ Daniel A. D’Aniello
	Name:	Daniel A. D’Aniello
	Title:	Director

SCC Growth 2010-Peak Holdco, Ltd.

By:	/s/ Kok Wai Yee
	Name:	Kok Wai Yee
	Title:	Authorized Signatory

Sequoia Capital China Growth 2010 Fund, L.P.

By:	/s/ Kok Wai Yee
	Name:	Kok Wai Yee
	Title:	Authorized Signatory

Sequoia Capital China Growth 2010 Partners Fund, L.P.

By:	/s/ Kok Wai Yee
	Name:	Kok Wai Yee
	Title:	Authorized Signatory

Sequoia Capital China Growth 2010 Principals Fund, L.P.

By:	/s/ Kok Wai Yee
	Name:	Kok Wai Yee
	Title:	Authorized Signatory

Happy Travel Limited

By:	/s/ Rsk Hazareesing
	Name:	Rsk Hazareesing
	Title:	Director

Actis LLP

By:	/s/ Paul Owers
	Name:	Paul Owers
	Title:	Partner

EXHIBIT INDEX

(a)-(1)	Proxy Statement of the Company dated ___, 2013 (the "Proxy Statement").

(a)-(2)	Notice of Extraordinary General Meeting of Shareholders of the Company, incorporated herein by reference to the Proxy Statement.

(a)-(3)	Depositary’s Notice, incorporated herein by reference to the Proxy Statement.

(a)-(4)	Proxy Card, incorporated herein by reference to the Proxy Statement.

(a)-(5)	ADS Voting Instruction Card, incorporated herein by reference to the Proxy Statement.

(a)-(6)	Press Release issued by the Company, dated February 28, 2013, incorporated herein by reference to Exhibit 99.1 to the Report on Form 6-K furnished by the Company to the SEC on February 28, 2013.

(b)-(1)	Debt Commitment Letter, dated February 8, 2013, by and among Merger Sub, Cathay United Bank, Chinatrust Commercial Bank Co., Ltd., Nomura International (Hong Kong) Limited, Ta Chong Bank, Ltd. and Taipei Fubon Commercial Bank Co., Ltd., as mandated lead arrangers, Cathay United Bank, Chinatrust Commercial Bank Co., Ltd., Nomura Special Investments Singapore Pte. Ltd., Ta Chong Bank, Ltd. and Taipei Fubon Commercial Bank Co., Ltd., Offshore Banking Branch, as underwriters, Taipei Fubon Commercial Bank Co., Ltd. as agent and Cathay United Bank as security agent, incorporated herein by reference to Exhibit 3 to Schedule 13D filed with the SEC on March 4, 2013.

(c)-(1)	Opinion of J.P. Morgan Securities (Asia Pacific) Limited, dated February 28, 2013, incorporated herein by reference to Annex B to the Proxy Statement.

(c)-(2)	Discussion Materials prepared by J.P. Morgan Securities (Asia Pacific) Limited for discussion with the special committee of the board of directors of the Company, dated February 28, 2013.

(d)-(1)	Agreement and Plan of Merger dated as February 28, 2013, by and among the Company, Holdco, Parent and Merger Sub incorporated herein by reference to Annex A to the Proxy Statement.

(d)-(2)	Equity Commitment Letter, dated February 28, 2013, by Actis Fund 3 Co-Investment Pool LP, Actis Emerging Markets 3 LP, Actis Emerging Markets 3 "A" LP, Actis Emerging Markets 3 "C" LP, Actis China 3 LP, Actis China 3 "A" LP and Actis China 3 "S" LP in favor of Holdco, incorporated herein by reference to Exhibit 4 to Schedule 13D filed with the SEC on March 4, 2013.

(d)-(3)	Equity Commitment Letter, dated February 28, 2013, by Boquan He in favor of Holdco, incorporated herein by reference to Exhibit 5 to Schedule 13D filed with the SEC on March 4, 2013.

(d)-(4)	Equity Commitment Letter, dated February 28, 2013, by Carlyle Asia Partners III, L.P. in favor of Holdco.

(d)-(5)	Equity Commitment Letter, dated February 28, 2013, by Sequoia Capital China Growth 2010 Fund, L.P., Sequoia Capital China Growth 2010 Partners Fund, L.P. and Sequoia Capital China Growth 2010 Principals Fund, L.P. in favor of Holdco.

(d)-(6)	Support Agreement, dated February 28, 2013, by and among Holdco, Parent, Nanyan Zheng, Fortune News International Limited, Prototal Enterprises Limited, Happy Travel Limited, Chien Lee, Smartech Resources Limited and Minjian Shi, incorporated herein by reference to Exhibit 6 to Schedule 13D filed with the SEC on March 4, 2013.

(d)-(7)	Interim Investors Agreement, dated February 28, 2013, by and among Happy Travel Limited, Keystone Asia Holdings Limited, SCC Growth 2010-Peak Holdco, Ltd., Nanyan Zheng, Fortune News International Limited, Boquan He, Prototal Enterprises Limited, Chien Lee, Smartech Resources Limited, Minjian Shi, Holdco, Parent and Merger Sub, incorporated herein by reference to Exhibit 7 to Schedule 13D filed with the SEC on March 4, 2013.

(d)-(8)	Limited Guaranty, dated February 28, 2013, from Boquan He in favor of the Company, incorporated herein by reference to Exhibit 8 to Schedule 13D filed with the SEC on March 4, 2013.

(d)-(9)	Limited Guaranty, dated February 28, 2013, from Nanyan Zheng in favor of the Company, incorporated herein by reference to Exhibit 9 to Schedule 13D filed with the SEC on March 4, 2013.

(d)-(10)	Limited Guaranty, dated February 28, 2013, from each of Actis Fund 3 Co-Investment Pool LP, Actis Emerging Markets 3 LP, Actis Emerging Markets 3 "A" LP, Actis Emerging Markets 3 "C" LP, Actis China 3 LP, Actis China 3 "A" LP and Actis China 3 "S" LP in favor of the Company, incorporated herein by reference to Exhibit 10 to Schedule 13D filed with the SEC on March 4, 2013.

(d)-(11)	Limited Guaranty, dated February 28, 2013, from Carlyle Asia Partners III, L.P. in favor of the Company.

(d)-(12)	Limited Guaranty, dated February 28, 2013, from each of Sequoia Capital China Growth 2010 Fund, L.P., Sequoia Capital China Growth 2010 Partners Fund, L.P. and Sequoia Capital China Growth 2010 Principals Fund, L.P. in favor of the Company.

(f)-(1)	Dissenters’ Rights, incorporated herein by reference to the section entitled "Dissenters’ Rights" in the Proxy Statement.

(f)-(2)	Section 238 of the Cayman Islands Companies Law (2012 Revision), incorporated herein by reference to Annex C to the Proxy Statement.

(g)	Not applicable.